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                                                                    Exhibit 99.1

To:     Bill Roberts
E-Mail: ctsroberts@aol.com       Ph. #: 937-434-2700
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                         Date:  December 18, 2000

Contact:  Mr. LaMar F. Laster, Jr.
          NovaStaar Investments, LLC
          Phone: (713) 662-8561
          Fax:  (713) 662-8504

STAAR SURGICAL COMPANY SUED BY NOVASTAAR INVESTMENTS, LLC AND LAMAR F. LASTER

Houston, Texas - December 18, 2000 - LaMar F. Laster and NovaStaar Investments, LLC filed a complaint against Staar Surgical Company (NASDAQ:STAA) in the Court of Chancery of the State of Delaware demanding to inspect, and make copies and extras of, certain documents of Staar.

The complaint is being filed by Mr. Laster and NovaStaar Investments, both shareholders of Staar, in response to the refusal of Staar to provide certain documents to NovaStaar Investments as provided for under Delaware General Corporation Law.

The documents requested by NovaStaar Investments include the following of Staar:
(1) stock ledger, (2) list of stockholders, (3) minute books, and (4) minutes and consents representing all proceedings by shareholders, directors or committees not contained in the minute books.

Additionally, NovaStaar Investments has requested all other books and records of Staar relating to:

1) approximately $6,000,000 in loans by Staar to certain of its officers and directors;

2) services provided by and fees paid by Staar to Pollet & Richardson, of which Andrew F. Pollet, a Director and acting Chief Executive Officer of Staar, is a partner;

3) services provided by and fees paid to Iotech, Inc., a company controlled by John R. Wolf, a Director of Staar and its former Chief Executive Officer;

4) Staar's plan of restructuring which provided approximately $24,000,000 of write-offs and charges;

5)  recent management changes, including the termination of employment of John
    R. Wolf, Vladimir Feingold, William C. Huddleston, Michael Lloyd, Thomas Chambers, and Richard Leza;

6) defaulted loans and other credit arrangements with Wells Fargo Bank and other lenders;

7)  Staar's deteriorating current ratio and decreasing sales and profits;

8) litigation and arbitration proceeding involving Canon-Staar, Inc. and Canon, Inc.,
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    Japan;

9) the recent promotion of John Santos to the office of President and Chief Executive Officer, and subsequent demotion; and

10) recent Board of Directors activity including the termination of Andrew F. Pollet as Chairman, President and Chief Executive Officer and the subsequent cancellation of the same, and the appointment of Richard Priske, allegedly Andrew F. Pollet's brother-in-law, as a Director of Staar.

NovaStaar Investments, LLC is based in Houston, Texas. NovaStaar Investments' Chief Executive Officer and Chairman is LaMar F. Laster, the former Chairman and Chief Operating Officer of Staar and one of Staar's founders.